UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Millennium Pharmaceuticals, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
599902103 (CUSIP Number)

Jose M. de Lasa
Senior Vice President, Secretary
and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049
(847) 937-6100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 15, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 599902103	SCHEDULE 13D	Page 1 Of 2 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Abbott Laboratories # 36-0698440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER 15,507,914
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER -0-
PERSON WITH:
		9	SOLE DISPOSITIVE POWER 15,507,914

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,507,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.22%

14	TYPE OF REPORTING PERSON CO

        The following information amends and supplements the Schedule 13D filed on March 12, 2003 (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

        Abbott intends to sell some or all of its shares of Common Stock from time to time in the future, subject to market conditions, regulatory requirements and the terms and conditions of the Investment Agreement.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003

ABBOTT LABORATORIES
By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer